FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

5 March 2008

Diageo plc

(Translation of registrant’s name into English)

England

(Jurisdiction of Incorporation)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-10410, 333-14100, 333-110804 AND 333-132732) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460 AND 333-11462) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On 5 February 2008, Diageo Brands Holdings B.V. (“Diageo”), a wholly-owned subsidiary of Diageo plc, entered into a Global Joint Venture Agreement (the “Agreement”) with Nolet Beheer B.V. (“Nolet”) and Double Eagle Brands N.V. (“DEB”, and together with Nolet, the “Nolet Parties”), pursuant to which Diageo and the Nolet Parties have agreed to form a new 50/50 company (the “Transaction”) to sell, market, import and distribute Ketel One vodka and Ketel One Citroen vodka and any line extensions of Ketel One vodka and Ketel One Citroen vodka (together, the “Products”).

The following is a summary of the material terms of the Transaction.  The closing of the Transaction (the “Closing”) is expected to occur by 31 March 2008, subject to required regulatory approvals and other customary conditions.

Structure of the Transaction

The business will be operated through a newly-formed Dutch company owned on a 50/50 basis by Diageo and the Nolet Parties (the “Company”) and pursuant to the Agreement and certain ancillary agreements (the “Ancillary Agreements”).

The Company will sell, market, import and distribute the Products on an exclusive and perpetual basis and will grant distribution rights in the US and the rest of the world to affiliates of Diageo.

Certain activities will be conducted pursuant to the Ancillary Agreements.  The Ancillary Agreements will include, among others:

•                  an intellectual property license between DEB and the Company, pursuant to which DEB will grant to the Company an exclusive, worldwide, perpetual and fully paid-up license to use and sub-license specified intellectual property related to the Ketel One brands (the “Licensed IP”);

•                  a supply agreement (the “Supply Agreement”) between Nolet Jeneverstokerij-Distilleerderij B.V. (“Nolet Supply Co”) and the Company, pursuant to which Nolet Supply Co will agree to supply Products to the Company on an exclusive and perpetual basis;

•                  distribution agreements between the Company and members of the Diageo plc group (or, in certain markets, third-party distributors), pursuant to which such Diageo plc group entities will distribute Products worldwide on an exclusive and perpetual basis; and

•                  a U.S. services agreement between Nolet Spirits U.S.A., Inc. (“Nolet Spirits”) and Diageo North America, Inc. (“DNA”), pursuant to which Nolet Spirits will provide DNA certain services in the United States for a limited time.

Each Ancillary Agreement will be executed at Closing.

Certain Terms of the Transaction

Consideration

At Closing, Diageo will contribute $900 million (the “Purchase Price”) to the Company, and the Nolet Parties and certain affiliates will, among other things, grant to the Company the exclusive, worldwide, perpetual and fully paid-up license to use and sub-license the Licensed IP, and enter into the Ancillary Agreements.  Following these contributions, Diageo and Nolet will each own a 50 percent interest in the Company, and the Company will distribute the Purchase Price to DEB, subject to certain adjustments.

Representations, Warranties and Covenants

The parties have made certain customary representations, warranties and covenants to each other.

Governance

The parties have agreed a set of long-term strategic parameters with respect to the Ketel One brand (the “Brand Strategy”) and an initial eight-year business plan for the Company (the “Initial Long-Term Business Plan”).  Going forward, the Company will adopt an annual business plan each year (the “Annual Business Plan”) and, after the expiration of the Initial Long-Term Business Plan, long-term business plans for subsequent five-year periods (each, a “Subsequent Long-Term Business Plan”).   Decisions with respect to the governance of the Company are generally required to be made within the parameters of the Brand Strategy and applicable business plans.

Governance of the Company will be vested in its board of directors (the “Board”), which will consist of three members appointed by Diageo and three by Nolet.  Decisions of the Board will be by majority vote, subject to the following:

•                  The approval of both Diageo and Nolet will be required for, among other things, funding policies substantially in excess of the applicable Annual Business Plan; material acquisitions, dispositions and reorganization; significant non-ordinary course capital expenditures; approval of the Initial Long-Term Business Plan; supply chain management (with respect to changes to the supply arrangements between Nolet Supply Co and the Company); and material cooperation agreements.

•                  The approval of Diageo will be required, and Diageo will have a casting vote in the event of a tie, among other things, on funding policies not substantially in excess of the applicable Annual Business Plan; ordinary course capital expenditures; Annual Business Plans and Subsequent Long-Term Business Plans (except for the innovations or brand line extensions); any material amendments to the Initial Business Plan or any Subsequent Business Plans; setting performance targets; and financial governance matters.

•                  The approval of Nolet will be required, and Nolet will have a casting vote in the event of a tie, among other things, on innovation and brand line extensions in Subsequent Long-Term Business Plans; actions materially affecting brand heritage; and supply chain management (other than changes to the supply arrangements between Nolet Supply Co and the Company).

The Company is required to maintain disclosure controls and procedures and internal controls and procedures to enable Diageo plc to comply with its legal and regulatory requirements (including those under the U.S. Sarbanes-Oxley Act of 2002).

In light of the foregoing and the totality of the facts and circumstances of the Transaction, Diageo plc expects to consolidate the Company and treat the Nolet investment as a minority interest.  The Agreement provides that changes to the allocation of the decision-making authority between Diageo and Nolet may be made under specified circumstances in the event that they are necessary to continue to enable Diageo plc to consolidate its investment in the Company.

Transfer Restrictions

Diageo and the Nolet Parties are generally restricted from transferring their interests in the Company without first obtaining prior written consent from the other party, except for transfers to wholly-owned subsidiaries of their respective parent companies (and in the case of Nolet, to entities wholly owned by members of the Nolet Family) and except for transfers in accordance with the exit mechanisms described below.

Exit Mechanisms

The Agreement contains specified exit mechanisms by which the one party may dispose of its interests in the Company.  The exit mechanisms require that the party dispose of all (but not less than all) of its interests in the Company (including those held by affiliates), and in the case of the Nolet Parties, all (but not less than all) of its interests in the Company together with all of its right, title and interest to and in the Licensed IP (each the party’s “Interests”).

At any time between the beginning of the fourth year after Closing and the end of the fifth year after Closing, the Nolet Parties may elect to sell their Interests to Diageo (the “Put”).  If Diageo accepts the Put, the purchase price for the Nolet’s Interests is $900 million plus 5.5% interest per annum (accruing from Closing).  If Diageo refuses to accept the Put, it must make a $100 million payment to the Nolet Parties.  Nolet may only exercise its Put once, even if Diageo refuses to accept the Put.

At any time after the end of the fifth year after Closing (or within 30 business days after Diageo declines a Put), either party may elect to transfer its Interests.   The transferring party must first offer its Interests to the non-transferring party at a stated price (the “Right of First Offer”).  If the non-transferring party declines, the transferring party may seek to sell its Interests to a third party.

In the event that a transferring party seeks to sell its Interests to a third party after the non-transferring party has declined its Right of First Offer, the non-transferring party may elect to tag along and sell its Interests in the same third party transaction.  Once a non-transferring party exercises its tag-along right, it becomes irrevocable.

In the event that a transferring party seeks to sell its Interests to a third party after the non-transferring party has declined its Right of First Offer, and the non-transferring party does not exercise its tag-along right, the non-transferring party has a right of last refusal, enabling it to purchase the transferring party’s Interests if the transferring party enters into an agreement with the third party.  The purchase price to be paid in connection with the exercise of this right of last refusal is the greater of (1) the price at which the transferring party originally offered its Interests to the non-transferring party and (2) 105% of the price at which the transferring party agreed to sell its Interests to a third party.

In the event that the Nolet Parties undergo a change of control, Diageo may purchase the Nolet Parties’ Interests (the “CoC Right”).  The purchase price to be paid in connection with the exercise of a CoC Right is (1) for the first five years after Closing, $900 million plus 5.5% interest per annum (accruing from Closing) and (2) thereafter fair market value as determined in accordance with the procedures set forth in the Agreement.

Closing

Closing is subject to customary conditions, including, among other things, the receipt of required regulatory approvals, the continuing accuracy of representations and warranties, compliance with covenants and, in the case of Diageo’s obligation to close, the Nolet Parties not having suffered a material adverse change.

Termination

Prior to Closing, the parties may terminate the Transaction by mutual agreement, and either party may terminate if (i) the Transaction has not closed by November 5, 2008, (ii) the other party commits a material breach of the Agreement, or (iii) the Transaction is prohibited by a governmental authority.

After Closing, the parties may unwind the Transaction by mutual agreement, and either party may require that the Transaction be unwound in the event the other party and/or its specified affiliates become insolvent.

Supply Agreement

Under the terms of an exclusive and perpetual Supply Agreement, the Company will purchase, and Nolet Supply Co will produce and supply, one hundred percent of the Company's requirements for the Products, in accordance with the quality, packaging, labeling and other specifications for the Products.  Pricing for Products under the Supply Agreement will be agreed between the Company and Nolet Supply Co on an annual basis based on the Annual Business Plan and will reflect a return on fixed assets.

In addition, the Supply Agreement: (i) limits Nolet Supply Co's ability to engage in the production, supply, marketing or distribution of vodka products other than pursuant to the Supply Agreement, (ii) provides for a reduction in the Company’s purchase commitments to 80% if Nolet transfers its interest in the Company other than to Nolet's affiliates, (iii) in the event of a sale of the production facility at Schiedam, the Netherlands, or another change in control of Nolet Supply Co, provides for a reduction of the term of the Supply Agreement to ten years with modifications being made to the pricing terms for the Products.  In addition, in the event of a sale of the production facility at Schiedam, the Netherlands, or another change in control of Nolet Supply Co, Diageo may elect either to terminate the Supply Agreement upon payment of the Supply Agreement's fair market value or purchase Nolet Supply Co at fair market value, in each case subject to certain other terms and conditions (including a right of first offer and a right of last refusal).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 5 March 2008	By:	/s/ NC Rose
	Name:	NC Rose
	Title:	Chief financial officer